

Sarah England · 3rd

Vice Chair - Research/Dept of Obstetrics and Gynecology at Washington University School of Medicine in St. Louis

Saint Louis, Missouri · 261 connections · **Contact info**

 **University of Iowa**

 **Vanderbilt University of Medicine**

Experience



Associate Professor
University of Iowa



Vice Chair - Reserach/Dept of Obstetrics and Gynecology
Washington University School of Medicine in St. Louis
Sep 2018 – Present · 1 yr 10 mos
St. Louis, MO

Professor
University of Iowa
2009 – Present · 11 yrs



Professor
Washington University in St. Louis
2011 – 2015 · 4 yrs

Education



Vanderbilt University School of Medicine
Postdoctoral Fellow, Molecular Physiology and Biophysics
1993 – 1997



Medical College of Wisconsin
Doctor of Philosophy - PhD, Physiology, General
1989 – 1993



Carleton College
Bachelor's degree, Biology, General
1983 – 1988



